Exhibit 1
                                                                       ---------

For Immediate Release                                                31 May 2007


                              WPP Group plc ("WPP")

                            Voting Rights and Capital


WPP confirms that its capital consists of 1,223,483,425 ordinary shares each with voting rights.


The figure of 1,223,483,425 may be used by shareowners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change in their interest in, WPP under the FSA's Disclosure and Transparency Rules.





                                       END


Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
-----------